October 14, 2008

Max Berueffy
Senior Associate Counsel
Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202

       Re: Protective Life Insurance Company
              Protective Variable Annuity Separate Account, 811-8108
              ProtectiveRewards Elite, 333-153041
              Initial Registration Statement on Form N-4

              Protective Life and Annuity Insurance Company
              Variable Annuity Account A of Protective Life, 811-8537
              ProtectiveRewards Elite NY, 333-153043
              Initial Registration Statement on Form N-4

Dear Mr. Berueffy:

The staff has reviewed the above-referenced registration statements, which were filed with the Commission on August 15, 2008. We provided the registration statements a selective review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the registration statement for ProtectiveRewards Elite (333-153041) provided to the staff.

1. General

    a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

2. Summary (pp. 8-11)

      a. On page 10 the prospectus briefly describes the allocation restrictions applicable under the SecurePay rider. This discussion describes four model portfolios in which the contractowner must invest, however, the disclosure on page 42 only describes allocation restrictions that are based on general categories. Please resolve the apparent discrepancy.

      b. The prospectus indicates on page 42 that excessive withdrawals can adversely affect benefits available under the SecurePay rider. Please note this fact in the summary.

3. The Contract (p. 22)

The prospectus notes that the contract may be issued on a group basis. Please revise the prospectus to clarify what rights are allocated to the owner of the group contract (e.g. terminations, investment allocations) and what rights reside with the individual certificate holder.

4. Partial Automatic Withdrawals (p. 33)

The disclosure notes two conditions, only one of which need be satisfied, in order to participate in a partial automatic withdrawal plan. Given that the minimum required initial purchase payment is $25,000, which would thus always satisfy the first condition, please clarify the purpose the second condition serves. If the disclosure should properly be read to include an "and" in place of the "or", please make this revision.

5. Guaranteed Lifetime Withdrawal Benefit ("SecurePay") with RightTime Option (pp. 38-63)

      a. The prospectus states on page 42 that withdrawals that are "not consistent" with the Allocation Guidelines and Restrictions will result in termination. The meaning of "not inconsistent" is not clear. Please revise this sentence to clarify what is intended.

      b. The prospectus states on page 43 that contractowners "will not be able to make additional Purchase Payments or transfers of Contract Value until [their] current allocation instructions meet the Allocation Guidelines and Restrictions in effect at that time." Please clarify whether this restriction is applicable to Portfolio Rebalancing disclosed on page 44.

6. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Office of Insurance Products

cc: Elisabeth M. Bentzinger